UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Lynx Acquisition, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Steven B. Sands
                      Sands Brothers Venture Capital II LLC
                           90 Park Avenue, 31st Floor
                               New York, NY 10016
                                 (212) 697-5200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    None
--------------------------------------------------------------------------------
             1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Steven B. Sands
--------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See
                Instructions) (a)
                              (b) X
--------------------------------------------------------------------------------
             3. SEC Use Only
--------------------------------------------------------------------------------
             4. Source of Funds (See Instructions) (See item 3) AF
--------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
             6. Citizenship or Place of Organization
                United States
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                  7. Sole Voting Power
Number of            750,000
Shares           ---------------------------------------------------------------
Beneficially      8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting            750,000
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power
--------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                750,000
--------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)
                50%
--------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)
                IN
--------------------------------------------------------------------------------

CUSIP No.    None
--------------------------------------------------------------------------------
             1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Martin S. Sands
--------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See
                Instructions) (a)
                              (b) X
--------------------------------------------------------------------------------
             3. SEC Use Only
--------------------------------------------------------------------------------
             4. Source of Funds (See Instructions) (See item 3)
                AF
--------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
             6. Citizenship or Place of Organization
                New York
--------------------------------------------------------------------------------
                  7. Sole Voting Power
Number of            750,000
Shares           ---------------------------------------------------------------
Beneficially      8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting            750,000
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power
--------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                750,000
--------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)
                50%
--------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)
                IN
--------------------------------------------------------------------------------

CUSIP No.    None
--------------------------------------------------------------------------------
             1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Sands Brothers Venture Capital LLC
--------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See
                Instructions) (a)
                              (b) X
--------------------------------------------------------------------------------
             3. SEC Use Only
--------------------------------------------------------------------------------
             4. Source of Funds (See Instructions) (See item 3)
                WC
--------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
             6. Citizenship or Place of Organization
                New York
--------------------------------------------------------------------------------
                  7. Sole Voting Power
Number of            187,500
Shares           ---------------------------------------------------------------
Beneficially      8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting            187,500
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power
--------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                187,500
--------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)
                12.5%
--------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)
                OO
--------------------------------------------------------------------------------

CUSIP No.    None
--------------------------------------------------------------------------------
             1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Sands Brothers Venture Capital II LLC
--------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See
                Instructions) (a)
                              (b) X
--------------------------------------------------------------------------------
             3. SEC Use Only
--------------------------------------------------------------------------------
             4. Source of Funds (See Instructions) (See item 3)
                WC
--------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
             6. Citizenship or Place of Organization
                New York
--------------------------------------------------------------------------------
                  7. Sole Voting Power
Number of            375,000
Shares           ---------------------------------------------------------------
Beneficially      8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting            375,000
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power
--------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                375,000
--------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)
                25%
--------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)
                OO
--------------------------------------------------------------------------------

CUSIP No.    None
--------------------------------------------------------------------------------
             1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Sands Brothers Venture Capital III LLC
--------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See
                Instructions) (a)
                              (b) X
--------------------------------------------------------------------------------
             3. SEC Use Only
--------------------------------------------------------------------------------
             4. Source of Funds (See Instructions) (See item 3)
                WC
--------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
             6. Citizenship or Place of Organization
                New York
--------------------------------------------------------------------------------
                  7. Sole Voting Power
Number of            750,000
Shares           ---------------------------------------------------------------
Beneficially      8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting            750,000
Person With      ---------------------------------------------------------------
                 10.   Shared Dispositive Power
--------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                750,000
--------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)
                50%
--------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)
                OO
--------------------------------------------------------------------------------

CUSIP No.    None
--------------------------------------------------------------------------------
             1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Sands Brothers Venture Capital IV LLC
--------------------------------------------------------------------------------
             2. Check the Appropriate Box if a Member of a Group (See
                Instructions) (a)
                              (b) X
--------------------------------------------------------------------------------
             3. SEC Use Only
--------------------------------------------------------------------------------
             4. Source of Funds (See Instructions) (See item 3)
                WC
--------------------------------------------------------------------------------
             5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
             6. Citizenship or Place of Organization
                New York
--------------------------------------------------------------------------------
                  7. Sole Voting Power
Number of            187,500
Shares           ---------------------------------------------------------------
Beneficially      8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each              9. Sole Dispositive Power
Reporting            187,500
Person With      ---------------------------------------------------------------
                 10. Shared Dispositive Power
--------------------------------------------------------------------------------
            11. Aggregate Amount Beneficially Owned by Each Reporting Person
                187,500
--------------------------------------------------------------------------------
            12. Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
--------------------------------------------------------------------------------
            13. Percent of Class Represented by Amount in Row (11)
                12.5%
--------------------------------------------------------------------------------
            14. Type of Reporting Person (See Instructions)
                OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

       This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Lynx Acquisition, Inc., whose principal executive offices are located at c/o Sands Brothers Venture Capital LLC, 90 Park Avenue, 31st Floor, New York, NY 10016 (the "Issuer").

Item 2. Identity and Background.

                (a) This statement is being filed by: (i) Mr. Steven B. Sands;
(ii) Mr. Martin S. Sands; (iii) Sands Brothers Venture Capital LLC ("SBV"); (iv) Sands Brothers Venture Capital II LLC ("SBV-II"); (v) Sands Brothers Venture Capital III LLC ("SBV-III"); and (vi) Sands Brothers Venture Capital IV LLC ("SBV-IV" and collectively, the "Reporting Persons"). The Reporting Persons are making a joint filing pursuant to SEC Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                Mr. Steven B. Sands and Mr. Martin S. Sands, who are brothers, are the member-managers of SBV, SBV-II, SBV-III and SBV-IV. Each of SBV, SBV-II, SBV-III and SBV-IV is owned by trusts for the benefit of members of the families of Steven B. Sands and Martin S. Sands. Messrs. Steven B. Sands and Martin S. Sands, respectively, serve as trustees of these trusts. Sands Brothers Asset Management, LLC ("SBAM"), a New York, limited liability company, is the investment advisor for each of SBV, SBV-II, SBV-III and SBV-IV. Mr. Steven B. Sands and Mr. Martin S. Sands are the co-chairmen of SBAM.

                (b) The address of each of the Reporting Persons is 90 Park Avenue, 31st Floor, New York, New York 10016.

                (c) The Reporting Persons' present principal occupation or employment and the name, principal businesses and address of any corporation or other organization in which such employment is conducted is as follows:

                      (i) Mr. Steven B. Sands' present principal occupation or
                employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Member-Manager of SBAM located at 90 Park Avenue, 31st Floor, New York, New York 10016.

                      (ii) Mr. Martin S. Sands' present principal occupation
                or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Investment Fund Advisor of SBAM located at 90 Park Avenue, 31st Floor, New York, New York 10016.

                      (iii) The principal business of SBV, SBV-II, SBV-III and
                SBV-IV is that of a private investment entity engaging in the purchase and sale of securities.

                (d) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                (f) Steven B. Sands is a United States citizen.
                    Martin S. Sands is a United States citizen.
                    SBV is a New York limited liability company.
                    SBV-II is a New York limited liability company. SBV-III is a New York limited liability company. SBV-IV is a New York limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons purchased the aggregate of 1,500, 000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $25,000. The source of funding for this purchase was working capital.

Item 4.  Purpose of Transaction.

         None.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own an aggregate of 1,500,000 shares of Common Stock, representing 100% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed June 30, 2006.)

         (b) The Reporting Persons have the sole right to vote and dispose, or direct the disposition, of the 1,500,000 shares of Common Stock owned by the Reporting Persons.

         (c) The 1,500,000 shares of Common Stock reported herein were directly acquired by the Reporting Persons from the Issuer effective January 3, 2006.

         (d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,500,000 shares of Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         Agreement among the Reporting Persons to file a single Statement on
Schedule 13D on behalf of each of them.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 31, 2006                   /s/ Steven B. Sands
                                  ----------------------------------------------
                                  Name: Steven B. Sands

August 31, 2006                   /s/ Martin S. Sands
                                  ----------------------------------------------
                                  Name: Martin S. Sands

                                  SANDS BROTHERS VENTURE CAPITAL LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer

                                  SANDS BROTHERS VENTURE CAPITAL II LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer

                                  SANDS BROTHERS VENTURE CAPITAL III LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer

                                  SANDS BROTHERS VENTURE CAPITAL IV LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer

                                     Exhibit
                                     -------

         The undersigned hereby agrees as follows:

         WHEREAS, the undersigned were and/or may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report their beneficial ownership of the Common Stock of Lynx Acquisition, Inc.;

         NOW THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13D is to be filed with the SEC on behalf of each of them.


August 31, 2006                   /s/ Steven B. Sands
                                  ----------------------------------------------
                                  Name: Steven B. Sands

August 31, 2006                   /s/ Martin S. Sands
                                  ----------------------------------------------
                                  Name: Martin S. Sands

                                  SANDS BROTHERS VENTURE CAPITAL LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer

                                  SANDS BROTHERS VENTURE CAPITAL II LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer

                                  SANDS BROTHERS VENTURE CAPITAL III LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer

                                  SANDS BROTHERS VENTURE CAPITAL IV LLC

August 31, 2006                   /s/ Scott Baily
                                  ----------------------------------------------
                                  Name: Scott Baily
                                  Title: Chief Operating Officer